Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OncoGenesis Inc.
397c Corral de Tierra
Salinas, CA 93908
http://www.oncogenx.com

Up to $1,235,000.00 in Common Stock at $0.95
Minimum Target Amount: $19,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: OncoGenesis Inc.
Address: 397c Corral de Tierra , Salinas, CA 93908
State of Incorporation: DE
Date Incorporated: August 21, 2008

Terms:

Equity

Offering Minimum: $19,999.40 | 21,052 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,300,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.95
Minimum Investment Amount (per investor): $499.70

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus</u>

Rewarding our early supporters and/or previous investors with additional bonus shares (10%)

<u>Time Based:</u>

Early Bird 1: Invest $500+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% bonus shares

<u>Mid-Campaign Perks (Flash Perks)</u>

Flash Perk 1: Invest $2,500+ between day 35-40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60-65 and receive 5% bonus shares

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $500+ | Complimentary educational webinar on women's health and exclusive health tips.

Tier 2 Perk: Invest $1,000+ | 1 personalized consultation with a healthcare professional.

Tier 3 Perk: Invest $5,000+ | Early access to new screening tools + 2% bonus shares.

Tier 4 Perk: Invest $10,000+ | Invitation to a virtual round-table with CEO + 5% bonus shares.

Tier 5 Perk: Invest $25,000+ | Feature in investor spotlight on our social media + 10% bonus shares.

Tier 6 Perk: Invest $50,000+ | All above perks + exclusive invitation to annual health innovation symposium + 12% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Oncogenesis, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

OncoGenesis Inc. (or the "Company") was formed as a Delaware corporation on August 21, 2008, previously named as "CerMed Corporation" under Delaware law, and changed its name on May 20, 2014. OncoGenesis Inc. is a mission-driven healthcare company dedicated to reducing cervical cancer deaths through early detection and improving access to screening. The Company's flagship product, the iPap® self-collection device, empowers women to take control of their health by enabling at-home cervical cancer screening. Combined with its CerMark® rapid test, OncoGenesis provides an innovative, fast, and affordable solution for detecting cancer-causing HPV and cervical disease without requiring a clinic visit. With CE marking secured, OncoGenesis is poised to expand its impact globally through partnerships, clinical studies, and commercialization efforts.

The Company's Intellectual Property:

OncoGenesis Inc. has been granted multiple U.S. patents and trademarks protecting its cervical cancer screening technology. The Company holds U.S. Patent No. 11,246,577 for its iPap® self-collection device along with U.S. Patent No. 6,352,513 covering an earlier iteration of its collection device, and U.S. Patent No. 10,670,595 for its CerMark® detection technology. It also holds U.S. Trademark Registration No. 6612190; Serial No. 90530552 for iPap® and has applied for a U.S. trademark for CerMark® (Serial No. 99025241). Additionally, OncoGenesis has pending patent applications for HPV screening technologies, including RT-PCR-based molecular diagnostics and CRISPR-based assays. These intellectual property assets support the Company's mission to enhance cervical cancer screening through innovative self-collection devices and advanced biomarker-based diagnostic

Competitors and Industry

Competitors

Key competitors in the cervical cancer screening space include:

QIAGEN: Known for its digene HPV Test, a laboratory-based HPV screening solution.

Hologic: Offers clinic-based diagnostic tools like the ThinPrep Pap Test and Aptima HPV Assay.

BD (Becton Dickinson): Provides advanced liquid-based cytology platforms for cervical cancer screening.

OncoGenesis differentiates itself by focusing on patient convenience through self-administered testing and the ability to detect cervical pre-cancer and cancer in addition to HPV. Its CerMark® rapid test eliminates the need for laboratory processing, setting it apart from traditional clinic-dependent models.

Industry

OncoGenesis operates in the global cervical cancer screening market, which is projected to reach $9.2 billion by 2027. This growth is driven by the increasing need for accessible and affordable diagnostic solutions, especially in underserved regions. Traditional screening methods, which often rely on clinic-based testing, face barriers such as logistical challenges and limited access to healthcare facilities. OncoGenesis addresses these gaps by introducing portable, self-administered tools that align with the growing emphasis on patient-centric, preventative care.

Source:
https://www.marketsandmarkets.com/Market-Reports/hpv-testing-pap-test-market-214207371.html#:~:text=The%20global%20HPV%20testing%20and,Request%20for%20Free%20Sample%20Report

Current Stage and Roadmap

Current Traction

The Company is currently pre-revenue.

Product Milestones: iPap® has achieved CE marking, demonstrating regulatory readiness.

R&D Progress: Biomarker-based cervical cancer screening solutions are under development, advancing toward clinical trials.

Market Validation: The patented iPap® device has received positive feedback from clinical studies, highlighting its efficacy and user satisfaction.

Future Roadmap

OncoGenesis has a comprehensive plan to scale its operations and expand its global footprint in the future, including:

Product Development: Finalize development and pursue commercialization the CerMark® rapid test to enable low-cost, point-of-care cervical cancer screening.

Regulatory Approvals: Complete clinical trials needed to secure FDA clearance for biomarker-based tests.

Revenue Growth: Aim to achieve revenue generation by year two post-funding, subject to regulatory approvals and successful commercialization of existing and new products.

Global Impact: Explore collaborations with NGOs and healthcare providers to integrate OncoGenesis solutions into public health initiatives, especially in underserved regions.

By prioritizing accessibility, innovation, and partnerships, OncoGenesis seeks to contribute to cervical cancer prevention and advance self-screening as a global standard.

The Team

Officers and Directors

Name: Catherine Anne Calarco

Catherine Anne Calarco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: January, 2025 - Present
  Responsibilities: As CEO, Catherine is leading the charge in raising capital to support the development and commercialization of Oncogenesis' innovative women's health diagnostic solutions. With her expertise in fundraising and building strategic partnerships, she is driving investor confidence and positioning the company for rapid growth and long-term success. Compensation: Consulting Fee and converted to base salary, plus bonus and equity upon funding (86K shares and 1M options). She estimates that 50% of her work hours are spent towards OncoGenesis and 50% spent between Digital Health and Calarco Consulting.

Other business experience in the past three years:

- Employer: Optomed
  Title: Board Director

Dates of Service: September, 2023 - Present
Responsibilities: Board director serving on Audit and Compensation Committees

Other business experience in the past three years:

- Employer: Nerbio Medical Platform Systems Inc
  Title: Board Advisor
  Dates of Service: September, 2024 - Present
  Responsibilities: Provide board advice and engage in consulting projects for the CEO of the company.

Other business experience in the past three years:

- Employer: Digital Health and Calarco Consulting
  Title: CXO and Executive Consultant
  Dates of Service: July, 2016 - Present
  Responsibilities: Provided consultative services in executive leadership, marketing, and strategic planning for Artificial Intelligence, Med Tech, Pharma and SaaS companies. Crafted and executed market expansion strategies.

Other business experience in the past three years:

- Employer: Automation Anywhere
  Title: VP Global GTM and Innovation Evangelism
  Dates of Service: November, 2018 - August, 2022
  Responsibilities: Led global go-to-market (GTM) strategy and transformation, including Industry Marketing, Customer Advocacy, Content, and Global Demand. Secured Intelligent Automation adoption and scaled across the top global companies in Life Sciences, Technology, BFSI, Healthcare, and Telecom. Cultivated a culture of innovation and excellence as a trusted thought leader creating high-value content.

Name: Peter P. Gombrich

Peter P. Gombrich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Chairman of the Board & Principal Accounting Officer
  Dates of Service: March, 2008 - Present
  Responsibilities: Founder and developer of Point of Care for cervical screening

Name: Scott Alan Christensen

Scott Alan Christensen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2014 - Present
  Responsibilities: Held severel past executive positions withing OncoGenesis

Name: Thomas J Umbel

Thomas J Umbel's current primary role is with Seno Medical. Thomas J Umbel currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2014 - Present
  Responsibilities: Senior healthcare Executive

Other business experience in the past three years:

- Employer: Seno Medical
  Title: CEO & President

Dates of Service: January, 2016 - Present
Responsibilities: Senior healthcare Executive

Name: Adam Scott Henry

Adam Scott Henry's current primary role is with Truvian. Adam Scott Henry currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2021 - Present
  Responsibilities: I serve as a Board Director and advise the company on strategy and corporate development activities.

Other business experience in the past three years:

- Employer: Truvian
  Title: Head of Strategy, Marketing and Business Development
  Dates of Service: June, 2024 - Present
  Responsibilities: Member of the executive management team in charge of all strategy, marketing and business development related activities.

Other business experience in the past three years:

- Employer: Proof Dx
  Title: Senior Vice President, Corporate Development
  Dates of Service: May, 2022 - June, 2023
  Responsibilities: Member of the executive management team in charge of all corporate development-related activities.

Other business experience in the past three years:

- Employer: Roche (GenMark subsidiary)
  Title: Head, Corporate Strategy and Business Development
  Dates of Service: October, 2020 - April, 2022
  Responsibilities: Member of the senior management team in charge of all corporate strategy and business development-related activities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and

limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational our product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will

grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's

because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Potential Strategic Relationships or Joint Ventures
The Company is in discussions with two publicly held companies regarding potential strategic relationships or joint ventures. While these discussions present opportunities, there is no guarantee that any agreements will be finalized or that the terms will be favorable to the Company. Additionally, these negotiations may be impacted by the Company’s current capital-raising efforts, which could introduce delays or complications. If a strategic relationship or joint venture does not materialize as anticipated, or if terms are not advantageous, it could adversely affect the Company’s growth strategy, financial condition, and ability to achieve its long-term goals.

Outstanding Liens, Lawsuits, and Other Legal Matters
OncoGenesis Inc. was aware of liens, judgments, and/or lawsuits against it historically that it believes are resolved or have passed the relevant statutes of limitations to enforce. These include a 2021 lien in North Carolina filed by Village Square LLC for $146,713 related to a sublet lease dispute. A 2017 lien in New York was filed by The Navitas Group Inc. for $448,289, and a 2021 lawsuit in Utah was filed by XCR Diagnostics Inc. The Company states that the North Carolina matter remains unresolved due to lack of settlement offset communication from the claimant, that the Navitas case did not proceed and any liability is likely time-barred by statutes of limitations, and the Company has verified that XCR Diagnostics is no longer in business which didn’t allow them to act on the mutual agreement. The Company has earlier made efforts to contact these plaintiffs and creditors to obtain further information and resolve the disputes, but those efforts have been unsuccessful. Because such matters are historic, supporting documentation is limited or unavailable. While OncoGenesis believes these issues are inactive or uncollectible and are well passed the normal statute of limitations, there is no assurance they will not be pursued or that additional legal or financial obligations will not arise. Any unresolved or future claims could negatively impact the Company’s financial condition, operations, and the value of your investment.

The CEO divides her time between OncoGenesis and other professional commitments
Catherine Calarco, the CEO of OncoGenesis Inc., currently splits her time evenly between managing and operating OncoGenesis and her work as CXO of Digital Health as well as Executive Consultant for Calarco Consulting. While Catherine intends to continue her active involvement in the operations and strategic direction of OncoGenesis, there is a level of risk in investing in a company whose day-to-day operations are overseen by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter P. Gombrich	2,075,288	Common Stock	10.115%
Peter P. Gombrich	2,949,622	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,300,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 36,650,810 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation Rights: Entitled to remaining assets after creditors and Preferred Stockholders are paid.

Dividends: Eligible for dividends at the board's discretion, only after satisfying Preferred Stock dividend rights.

No Cumulative Voting: Does not allow cumulative voting for directors.

The total amount outstanding does NOT include 100,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding does NOT include 7,201,122 shares to be issued pursuant to stock options issued.

Please see the Company's Amended & Restated Certificate of Incorporation attached to the Offering Circular as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 10,000,000 with a total of 5,708,608 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividend Preference: Cumulative dividends at 8% per annum of the original issue price ($0.75 per share), paid before Common Stockholders.

Liquidation Preference: Entitled to the original issue price plus accrued dividends before any distribution to Common Stockholders.

Conversion Rights: Convertible into Common Stock at the holder's option, with adjustments for recapitalizations.

Voting Rights: Votes with Common Stockholders as a single class, with voting power equal to the number of shares of Common Stock obtainable upon conversion.

Priority: Priority over Common Stock in dividends and liquidation distributions.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $512,500.00
  Number of Securities Sold: 1,025,000
  Use of proceeds: Research and Product Development
  Date: June 30, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $114,000.00
  Use of proceeds: Research and Product Development
  Date: September 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

It is currently dependent on securing additional funding to commence revenue generation, support ongoing operations, and advance its clinical trials.

Foreseeable major expenses based on projections:

Major expenses will include conducting clinical trials for FDA clearance (250-subject study for iPap and 10,000-subject study for CerMark), product development, regulatory filings, and operational costs for scaling production and partnerships with labs.

Future operational challenges:

Challenges include managing the logistics and costs of large-scale clinical trials, obtaining timely FDA clearance for products, scaling manufacturing capabilities, and establishing distribution channels.

Future challenges related to capital resources:

Challenges include securing the necessary funding to complete clinical trials and bring products to market, maintaining cash flow during the development phase, and meeting capital needs for scaling operations and global market entry.

Future milestones and events:

Key milestones include the completion of clinical trials for iPap and CerMark, FDA clearance for iPap, prototype advancements for CerMark, securing strategic partnerships or joint ventures, and launching products into domestic and international markets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, the Company has capital resources available in the form of $6,210 cash on hand. Additional operating capital has been personally funded by the Executive Chairman as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support iPap clinical study for regulatory submissions, finalize US FDA 510k submission, finalize Cervicheck packaging, scale manufacturing of iPap for volume, access and distribution, launch Cervicheck DTC in the US, and additional market analysis.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $33,041 for expenses related to salaries, set-up iPap R & D (i.e. salaries; inventory; R&D).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 24 months. This is based on a projected monthly burn rate of $194,765.73 for expenses related to salaries ($99,277.95), iPap and CerMark R&D

with regulatory fulfillments ($95,487.78).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises. We have reached out to VCs and 5 of them are currently evaluating us for potential investment but no commitment as of yet.

Indebtedness

- Creditor: Dr. Paul Vichi
  Amount Owed: $225,000.00
  Interest Rate: 0.0%
  Maturity Date: April 24, 2026
  On October 24, 2024, the Company obtained a promissory note from Dr. Paul Vichi for $225,000. This note is payable in full eighteen months after the Company secures funding of at least $3.5 million. Monthly installment payments of $12,500 to the Lender will commence on the first day of each calendar month following the funding date. The aforementioned creditors have agreements indicating their consent to accept reduced settlement amounts for these claims.

- Creditor: Eric Gombrich
  Amount Owed: $115,000.00
  Interest Rate: 0.0%
  Maturity Date: April 24, 2026
  On October 24, 2024, the Company obtained a promissory note from Eric Gombrich for $115,000. This note is payable in full eighteen months after the Company receives funding of at least $3.5 million. The Company will begin making monthly installment payments of $6,389 to the Lender, starting on the first day of each month following the funding date. The aforementioned creditors have agreements indicating their consent to accept reduced settlement amounts for these claims.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,241,447.10

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated based on the total amount of issued securities. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  19.5%
  We will use 19.5% of the funds raised for market and customer research, new product development and market testing.

- StartEngine Service Fees
  75.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  36.0%
  We will use 36% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  12.0%
  We will use 12% of the funds raised to purchase inventory for the Company's iPap and Cervicheck in preparation of expansion of iPap and launch of Cervicheck.

- Company Employment
  24.0%
  We will use 24% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Finance, Operations, Inventory, Regulatory, Medical. Wages to be commensurate with training, experience and position.

- Working Capital
  21.5%
  We will use 21.5% of the funds for working capital to cover expenses for the initial launch, product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.oncogenx.com (www.oncogenx.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oncogenesis

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR OncoGenesis Inc.

[See attached]

OncoGenesis Inc. (the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2023 & 2022

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: OncoGenesis Inc. Management

We have reviewed the accompanying financial statements of OncoGenesis Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern, without additional capital, in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 2, 2024

ONCOGENESIS INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	12,395	175
Other Current Assets	-	-
Total Current Assets	12,395	175
Non-Current Assets:		
Fixed Assets-net	17,415	31,559
Patents - net	64,224	64,224
Intellectual Property	50,000	50,000
Total Non-Current Assets	131,639	145,783
TOTAL ASSETS	144,034	145,958
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	852,335	206,408
Accrued Expense	802,114	894,946
Other Current Liabilities	179,387	197,387
Loan to Shareholders	-	-
Total Current Liabilities	1,833,836	1,298,741
Non-Current Liability:		
Convertible Debt	519,000	519,000
Total Non-Current Liability	519,000	519,000
TOTAL LIABILITIES	2,352,836	1,817,741
EQUITY		
Common Stock	36,581	32,658
Additional Paid-in Capital - Common	7,952,737	7,831,660
Preferred Stock	5,709	5,709
Additional Paid-in Capital - Preferred	1,807,791	1,807,791
Additional Paid-in Capital - Options	2,142,056	1,907,509
Accumulated Deficit	(14,153,676)	(13,257,110)
TOTAL EQUITY	(2,208,802)	(1,671,783)
TOTAL LIABILITIES AND EQUITY	144,034	145,958

See Accompanying Notes to these Unaudited Financial Statements

ONCOGENESIS INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenue	-	7,672
Cost of Goods Sold	(142)	(2,977)
Gross Profit	(142)	4,695
Operating Expenses		
General and Administrative	307,589	425,053
Professional Fees	501,184	754,188
Compensation Expense	234,546	204,979
Donation	1,000	-
Advertising and Marketing Expense	-	3,326
Product Development	-	-
Taxes and Licenses	-	-
Total Operating Expenses	**1,044,319**	**1,387,546**
Total Loss from Operations	**(1,044,461)**	**(1,382,851)**
Other Income (Expense)		
Other Income	220,467	260,698
Interest Expense	-	(134,467)
Other Expenses	-	(100,529)
Total Other Income (Expense)	**220,467**	**25,702**
Earnings Before Income Taxes, Depreciation and Amortization	**(823,994)**	**(1,357,149)**
Depreciation Expense	28,290	14,145
Net Loss	**(852,284)**	**(1,371,294)**

See Accompanying Notes to these Unaudited Financial Statements

ONCOGENESIS INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital - Common Stock	Preferred Stock		Additional Paid-in Capital - Preferred Stock	Additional Paid-in Capital - Options	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount		# of Shares	$ Amount				
Beginning balance at 1/1/22	**31,743,484**	**31,743**	**7,600,606**	**5,708,608**	**5,709**	**1,807,791**	**1,702,531**	**(11,758,410)**	**(610,030)**
Issuance of Common Stock	914,146	915	231,054	-	-	-	-	-	231,969
Additional Paid in Capital	-	-	-	-	-	-	204,978	-	204,978
Prior Period Error	-	-	-	-	-	-	-	(127,406)	(127,406)
Net loss	-	-	-	-	-	-	-	(1,371,294)	(1,371,294)
Ending balance at 12/31/22	**32,657,630**	**32,658**	**7,831,660**	**5,708,608**	**5,709**	**1,807,791**	**1,907,509**	**(13,257,110)**	**(1,671,783)**
Issuance of Common Stock	3,923,180	3,923	121,077	-	-	-	-	-	125,000
Additional Paid in Capital	-	-	-	-	-	-	234,547	-	234,547
Prior Period Error	-	-	-	-	-	-	-	(44,282)	(44,282)
Net loss	-	-	-	-	-	-	-	(852,284)	(852,284)
Ending balance at 12/31/23	**36,580,810**	**36,581**	**7,952,737**	**5,708,608**	**5,709**	**1,807,791**	**2,142,056**	**(14,153,676)**	**(2,208,802)**

See Accompanying Notes to these Unaudited Financial Statements

ONCOGENESIS INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(852,284)	(1,371,294)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Prior Period Error	(44,282)	(127,405)
Depreciation	28,290	14,145
Decrease (Increase) in Assets:		
Other Current Assets	-	75,700
Increase (Decrease) in Liabilities:		
Accounts Payable	645,927	1
Accrued Expense	(92,832)	660,694
Other Current Liabilities	(18,000)	197,387
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	519,103	820,522
Net Cash used in Operating Activities	(333,181)	(550,772)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Fixed Assets-net	(14,146)	-
Net Cash used in an Investing Activity	(14,146)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Convertible Debt	-	114,000
Common Stock	3,923	915
Additional Paid-in Capital - Common	121,077	231,054
Additional Paid-in Capital - Options	234,547	204,978
Net Cash provided by Financing Activities	359,547	550,947
Cash at the beginning of period	175	-
Net Cash increase (decrease) for period	12,220	175
Cash at end of period	12,395	175

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

OncoGenesis Inc. ("the Company") was formed as a Delaware corporation on August 21, 2008 previously named as "CerMed Corporation" and changed its name on May 20, 2014. The Company plans to earn revenue by selling its products iPap, CerviCheck and CerMark. These products are cervical cancer screening tools that determine not just the presence of high-risk human papillomavirus, but also cervical disease. The Company's headquarters is currently in Salinas, California. The Company's customers will be located worldwide.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern, without additional capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $12,395 and $175 in cash as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment is shown below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/23
Equipment	5	19,990	16,812	3,178
Computers	5	5,610	4,718	892
Vehicles	5	20,936	17,608	3,328
Tools	5	5,330	4,482	848
Other Equipment	5	18,860	15,860	3,000
Leasehold Improvements		6,169	-	6,169
Grand Total	-	76,895	59,480	17,415

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenue by selling iPap, a self-sampling cervical cancer specimen collection tool. iPap enables users to collect specimens for high-risk HPV and cytology (Pap smear) testing. After specimen collection, the samples are placed in a preservative provided by the distributor partner and then sent to the partner's designated laboratory for processing. The Company typically receives payment upon delivery. The primary performance obligation is to provide products that have met all regulatory clearance requirements.

The Company generates revenue through the sale of CerviCheck, a self-sampling cervical cancer screening kit that allows patients to collect specimens at home, eliminating the need for an in-office visit. Similar to the "Cologuard" model, CerviCheck includes everything required for testing: an iPap collector, a vial containing preservative for the specimen, instructions for use, laboratory analysis, and packaging for returning the sample to the lab. Upon analysis, patients receive their results via email. The Company generally collects payment immediately upon sale. Its primary performance obligation is to deliver products that comply with regulatory clearance requirements. The kit components will be securely packaged in a box, which includes all necessary materials for a seamless collection and return process.

The Company generates revenue through the sale of CerMark, a self-contained cervical cancer screening solution that includes the iPap collector, a cartridge, and a reader, eliminating the need for laboratory analysis. The iPap device collects a specimen, which is then placed in a cartridge and inserted into the reader, providing results in under 30 minutes. To market CerMark, the Company aims to achieve regulatory clearance (e.g., FDA approval) and plans to conduct a clinical study to support a post-marketing authorization and De Novo registration. Sales are primarily conducted through partners and distributors who sell the product to physicians, with additional direct sales to laboratories. Payment is generally collected at the point of sale. The kit includes an iPap collector, cartridge, preservative, and a reader for point-of-care analysis. The Company's primary performance obligation is to deliver products that have met all regulatory clearance requirements.

General and Administrative

General and administrative expenses consist of fundraising activities, auto expenses, medical, travel expenses and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

	Total Options Outstanding	Weighted Average Exercise Price
Total Options Outstanding, January 1, 2022	**5,947,662**	**$0.43**
Granted	161,730	$0.50
Exercised	-	-
Forfeited	-	-
Total Options Outstanding, December 31, 2022	**6,109,392**	**$0.44**
Granted	220,865	$0.50
Exercised	-	-
Forfeited	-	-
Total Options Outstanding, December 31, 2023	**6,330,257**	**$0.44**

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	**-**	**$0.00**
Granted	161,730	$0.50
Vested	(161,730)	$0.50
Forfeited	-	-
Nonvested shares, December 31, 2022	**-**	**-**
Granted	220,865	$0.50
Vested	(220,865)	$0.50
Forfeited	-	-
Nonvested shares, December 31, 2023	**-**	**-**

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities as of December 31, 2023 and December 31, 2022 consists of trade payables and convertible notes.

Convertible Notes - The Company has entered into several convertible note agreements for the purpose of funding operations. The interests on the notes range from 4%-20%. The convertible notes mature upon the completion of funding totaling $2.5M. During a qualified financing event, the notes are convertible into shares of the Company's shares of stock. As of December 31, 2023 and December 31, 2022, the Company's convertible debt amounted to $519,000.

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue two classes of stock to be designated as Common Stock and Preferred Stock, each with a par value of $0.001 per share. The total number of Common Stock that the Company is authorized to issue is 100,000,000 shares. 36,580,810 and 32,657,630 shares were issued and outstanding as of December 31, 2023 and December 31, 2022.

Voting: Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

The Company has authorized 10,000,000 of preferred shares which are designated as Series A Preferred Stock with a par value of $0.001 per share. 5,708,608 shares were issued and outstanding as of December 31, 2023 and December 31, 2022.

Voting: Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote.

Dividends: The holders of outstanding shares of Preferred Stock are entitled to receive dividends, when and as declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year.

Conversion: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid., nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive, prior and in preference to, any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 2, 2024, the date these financial statements were available to be issued.

On June 6, 2024, $50,000 loan was converted into 20,000 shares of common stock.

On October 24, 2024, the Company obtained a promissory note from Dr. Paul Vichi for $225,000. This note is payable in full eighteen months after the Company secures funding of at least $3.5 million. Monthly installment payments of $12,500 to the Lender will commence on the first day of each calendar month following the funding date.

On October 24, 2024, the Company obtained a promissory note from Eric Gombrich for $115,000. This note is payable in full eighteen months after the Company receives funding of at least $3.5 million. The Company will begin making monthly installment payments of $6,389 to the Lender, starting on the first day of each month following the funding date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF ONCOGENESIS

Reducing Cervical Cancer Burden by Moving Complete Screening to the Patient by Improving Access

OncoGenesis Inc. aims to provide access where women have control of their health by helping prevent cervical cancer deaths through early detection. Our technology offers a fast, affordable, and self-administered test at Point-of-Care that makes cervical cancer screening accessible to women worldwide, overcoming cultural and logistical challenges.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


OncoGenesis
Moving Complete Cervical Cancer Screening to the Patient

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$0.95 Per Share

MIN INVEST	VALUATION
$499.70	$40.24M

REASONS TO INVEST

- OncoGenesis is tackling cervical cancer with its iPap® , Cervi✓©and CerMark® tests, empowering women to self-screen from home, with both cancer-causing HPV and cervical disease results from a single self-collected specimen, making early detection more accessible worldwide.
- With the market projected to reach $9.2B by 2027 (MarketandMarkets Research Report, Nov 2022), OncoGenesis holds key patents and has received previous funding, aiming to advance its innovative cervical cancer screening solutions.
- Join a mission-led team of experts backed by innovation. Funds are intended to support expansion plans, regulatory submissions, and CerMark® development, with the goal of advancing cervical cancer prevention globally.

THE PRODUCT(S) DESCRIBED IN THIS OFFERING ARE NOT FDA APPROVED, CLEARED, OR AUTHORIZED AND CANNOT BE MARKETED OR SOLD IN THE U.S. WITHOUT SUCH APPROVAL. THERE IS NO GUARANTEE THE COMPANY WILL SUCCESSFULLY COMPLETE THE REGULATORY PROCESS. THESE PROJECTIONS AND STATEMENTS ARE BASED ON CURRENT ASSUMPTIONS AND EXPECTATIONS. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR OUTCOMES.

TEAM



Catherine Anne Calarco • President and CEO

Catherine Calarco is a proven CEO and growth executive with a successful track record in scaling companies, launching award-winning technologies, and driving revenue growth in the AI, MedTech, and women's health sectors. With experience leading Thermo Fisher/Biolab, Automation Anywhere, and HeartMath. Catherine serves as a Board Director at Optomed Plc, a global leader in AI-powered vision screening. She has raised millions in capital, secured large strategic partnerships, including Kaiser, and driven product innovation in women's health, with a focus on biofeedback, menopause, and diagnostics. Catherine has also advised companies like Nerbio and MIT startups, guiding them through market expansion and fundraising. Her expertise in AI, MedTech, and regulatory strategy drives impactful growth and acquisition.
As a Lecturer and Graduate of MIT Sloan School of Management, Catherine advised CEOs on investment strategies and scaling profitable growth. A renowned speaker and thought leader, she hosts the ""Humanity Evolve"" radio show. A passionate advocate for women's leadership, Catherine is an honored member of the Exceptional Women's Alliance, Avante Capital WON and Astia.org.

In addition to her work as CEO with OncoGenesis, Catherine also works approximately 25 hours a week working as CXO of Digital Health and as an Executive Consultant for Calarco Consulting.

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Peter Gombrich • Founder, Executive Chairman of the Board, Principal Accounting Officer

Peter Gombrich is a serial entrepreneur who successfully founded three medical device companies. Under his leadership, he raised over $300 million and took several companies public. Peter founded OncoGenesis in 2008 and has been working in molecular diagnostics for women's health for more than ten years. Before founding OncoGenesis, he founded Diamics, a women's healthcare company focused on cervical cancer screening. From 1992 to 2006, Peter founded and led AccuMed/Molecular Diagnostics, a cytopathic laboratory products company, which he took public. From 1985 to 1992, he founded and was CEO of CliniCom, a bedside clinical information provider that McKesson acquired. Before CliniCom, Peter founded and was CEO and Chairman of Integrated Microcircuits, an outgrowth of St. Jude Medical. From 1976 to 1982, he co-founded St. Jude Medical, the world's largest heart valve company. Before St. Jude, he held various sales and marketing positions in several medical device companies, including Medtronic and Beckman Instruments. Peter has a BS degree in electrical engineering and an MBA from the University of Denver.

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Thomas Umbel • Director

Tom Umbel has been the President and CEO of Seno Medical since January of 2016. Tom led the Business Development efforts at Hologic, the largest dedicated Women's Health company in the U.S. Tom's role in managing mergers and acquisitions helped grow Hologic from a small single-product company with $100 million in revenue to a large, diversified company with more than $2.5 billion during his 15 years. Among his Hologic accom

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THE PROBLEM REMAINS

CERVICAL CANCER FACTS AND FIGURES

660K
Women diagnosed with Cervical Cancer annually

90%
of these women didn't and don't have access to screening

350K
Women die each year because of Cervical Cancer

OUR SOLUTION

ACCURATE, FAST, ACCESSIBLE, AFFORDABLE



iPap®

Self-Collection for a Complete Disease Screening Result

- We believe this to be among **the world's 1st and only** patented cervical cell self-sampling device
- **Allows HPV, Cytology, and other analysis from the same sample without an in-office visit**
- CE (European Conformity) marked*



CerMark®

Personal Disposable Rapid Test (In development)

- **Eliminates** need for laboratory processing
- Uses **biomolecular assay with CRISPR-Cas based** cartridge
- **Proprietary biomarkers** tested
- **No need** for complicated training to read results
- **No need** for sophisticated equipment


2032
MARKET POTENTIAL
US AND EX US
Revenue (US$ Billion)
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0
EX US
US
96,650,000.00
30,000,000.00
Total Addressable
Market (Women
aged 20-60)
Serviceable
Addressable Market


$0
96,650,000.00
30,000,000.00
Total Addressable Market (Women aged 20-60)
Serviceable Addressable Market (iPap Tests)


iPap® PERFORMANCE
ADEQUATE SPECIMEN, HIGH PATIENT SATISFACTION, HUGE MARKET POTENTIAL
Clinical (n=41)
Specimen Adequacy (iPap vs. MD Collected)
100% v 98.8%
Stability | Determined by liquid preservative (e.g., Thinprep, Surepath)
Satisfaction (n=24)
Would Use Again 5.0/5.0
Prefer Self-Collect: 5.0/5.0
Very Comfortable 4.0/5.0
Potential (n=527)
Would Privately Pay (no reimbursement)
Very Likely: 24%
Somewhat Likely: 32%
Would Pay > $95
Yes: 17%
Maybe: 34%

MarketandMarkets Research Report, Nov 2022

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Hi, Could you please elaborate a bit about your IP Portfolio? Thanks.. Blessings

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OncoGenesis

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Hi, Could you please elaborate a bit about your IP Portfolio? Thanks - Blessings

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OncoGenesis

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ONCOGENESIS INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF JANUARY, A.D. 2016, AT 2:45 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4590857 8100
SR# 20160308720

Authentication: 201709395
Date: 01-21-16

AMENDED & RESTATED CERTIFICATE OF INCORPORATION OF ONCOGENESIS INC.

Pursuant to Sections 245 and 242 of the Delaware General Corporation Law

(Original filing date: August 21, 2008, and corporate name was originally CerMed Corporation, which was amended on May 20, 2014 to OncoGenesis Inc.)

Peter Gombrich and Mark Casillas certify that:

(i) They are the Chairman of the Board and Secretary, respectively, of OncoGenesis Inc., a Delaware corporation (the "Corporation").

(ii) The original Certificate of Incorporation of the Corporation was filed on August 21, 2008 with the Secretary of State of the State of Delaware, and a Certificate of Amendment of Certificate of Incorporation was filed on May 20, 2014. The attached Amended & Restated Certificate of Incorporation amends and restates the Certificate of Incorporation of the Corporation, which is hereby amended and restated in full to read in its entirety as set forth in EXHIBIT A attached hereto, and which is incorporated in its entirety by reference herein.

(iii) The Amended & Restated Certificate of Incorporation was duly adopted by the Board of Directors of this Corporation and the stockholders of this Corporation in accordance with Section 245 and Section 242 of the General Corporation Law of the State of Delaware. The total number of outstanding shares of the Corporation is 29,311,931, all of which shares are Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the holders of Common Stock voting together as a single class. The consent of the holders of said shares was given in accordance with Section 228 of the General Corporation Law of the State of Delaware.

(iv) The Amended & Restated Certificate of Incorporation shall become effective upon its filing with the Secretary of State of Delaware.

The undersigned declare under penalty of perjury that the matters set forth in the foregoing are true and correct of their own knowledge.

Dated as of January 20, 2016.
Morgan Hill, California.

/s/ Peter Gombrich
Name: Peter Gombrich
Title: Chairman of the Board

/s/ Mark Casillas
Name: Mark Casillas
Title: Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:45 PM 01/20/2016
FILED 02:45 PM 01/20/2016
SR 20160308720 - File Number 4590857

EXHIBIT A

ARTICLE I

The name of the Corporation is OncoGenesis Inc.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

The address of this Corporation's agent for service of process in the State of Delaware is Capitol Services, Inc., 1675 S. State Street, Suite B, Dover, Kent County, Delaware 19901. The name of this Corporation's agent at such address is Capitol Services, Inc.

ARTICLE III

This Corporation is authorized to issue two classes of stock to be designated Common Stock and Preferred Stock, each with a par value of $.001 per share. The total number of shares of Common Stock that the Corporation is authorized to issue is 100,000,000 shares. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000 shares, 10,000,000 of which shares shall be designated Series A Preferred Stock (the "**Series A Preferred Stock**").

The Preferred Stock may be issued from time to time in one or more series in addition to the Series A Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the Delaware General Corporation Law (such certificate being hereinafter referred to as a "**Preferred Stock Designation**"), to establish from time to time the number of shares to be included in each such series, and to determine or alter the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof as to any wholly unissued class of shares or any wholly unissued series of any class of shares. In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series (but not below the number of shares of the series then outstanding) except as expressly set forth in the Preferred Stock Designation for such series or in these restated articles of incorporation. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of

Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Preferred Stock or of any series thereof, voting as a separate class, unless a different vote (such as, for example, a super-majority vote) of any such holders is required pursuant to the express terms of any Preferred Stock Designation, the express terms of these restated articles of incorporation, or the express terms of the Delaware General Corporation Law.

ARTICLE IV

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. Definitions. For purposes of this Article IV, the following definitions shall apply:

(a) "**Conversion Price**" shall mean $0.75 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "**Corporation**" shall mean OncoGenesis Inc.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(d) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as a single class.

(e) "**Dividend Rate**" shall mean an annual rate of eight percent (8%) per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f) "**Liquidation Preference**" shall mean, for the Series A Preferred Stock, $0.75 per share (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) "**Original Issue Price**" shall mean $0.75 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i) "**Preferred Stock**" shall mean the Series A Preferred Stock.

(j) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

(a) Preferred Stock. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when and as declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to such dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year.

(b) Additional Dividends. After the payment or setting aside for payment of the dividends described in Section 2(a), any additional dividends (other than dividends on Common Stock payable solely in Common Stock) declared or paid in any fiscal year shall be declared or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4 hereof).

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) Consent to Certain Distributions. To the fullest extent permitted by the General Corporation Law of the State of Delaware, the Corporation shall be permitted to make payments in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes in with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by holders of the Common and Preferred Stock of the Corporation voting as a single class.

3. Liquidation Rights.

(a) Liquidation Preference – Series A. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed pro-rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) Reorganization. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Corporation held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions; (b) a sale, lease or other conveyance of all or substantially all of the assets of the Corporation; or (c) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) If the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be to the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(d), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange or Nasdaq, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**" for each such series, and such Conversion Rate shall initially be one-for-one.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, provided that the offering price per share is not less than $5.00 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $15,000,000 (before deduction of underwriters' commissions and expenses), (ii) immediately prior to the closing of an acquisition of the Corporation (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes), provided that the aggregate acquisition price exceeds $30,000,000 (before deduction of advisory commissions and expenses), or (iii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the respective series of Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i), (ii), and (iii) are referred to herein as an "**Automatic Conversion Event**").

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors, or round up or down to the nearest whole share pursuant to Section 4(d) below. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates or confirmations therefor, such holder shall either (A) surrender the certificate or therefor if certificated, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed (if certificated) and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, if certificated, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock (if certificated) shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder. The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock (if certificated) to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale or liquidation of the Corporation, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction. The shares of Series A Preferred Stock and Common Stock are uncertificated securities of the Corporation, and the foregoing references to stock certificates shall not apply to the Series A Preferred Stock, the Common Stock, or to any other uncertificated securities of the Corporation.

(d) Fractional Shares. In lieu of any fractional shares to which the holder of Preferred Stock would otherwise be entitled, the Corporation may pay cash equal to such fraction multiplied by the then effective Conversion Price or round such fractional share up or down to the nearest whole share (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock of each holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(e) Adjustment of Conversion Price. The Conversion Price of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split of shares of Common Stock, then, on the date such payment is made or such change is effective, the Conversion Price of Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be increased in proportion to such increase of outstanding shares.

(ii) If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination or reverse split of the outstanding shares of Common Stock, then, on the effective date of such combination or reverse split, the Conversion Price of Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(iii) In case the Corporation shall declare a cash dividend upon its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock), then, in each such case, the holders of shares of Preferred Stock shall, concurrent with the distribution to holders of Common Stock, receive a like distribution based upon the number of shares of Common Stock into which such Preferred Stock is then convertible.

(iv) All calculations under this Section 4 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

(v) For the purpose of any computation pursuant to this Section 4(e), the "Current Market Price" at any date of one share of Common Stock, shall be deemed to be the average of the highest reported bid and the lowest reported offer prices or the last reported sale price on the preceding business day as furnished by the National Quotation Bureau, Incorporated (or equivalent recognized source of quotations); provided, however, that if the Common Stock is not traded in such manner that the quotations referred to in this clause (v) are available for the period required hereunder, Current Market Price shall be determined in good faith by the board of directors of the Corporation, but if challenged by the holders of more than 50% of the outstanding Preferred Stock, then as determined by an independent appraiser selected by the board of directors of the Corporation, the cost of such appraisal to be borne by the challenging parties.

(f) Minimal Adjustments. No adjustment in the Conversion Price of Preferred Stock need be made if such adjustment would result in a change in the Conversion Price of less than $0.01. Any adjustment of less than $0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.01 or more in the Conversion Price.

(g) No Impairment. The Corporation will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 4(g) shall prohibit the Corporation from amending its Certificate of Incorporation with the requisite consent of its stockholders and the board of directors.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock an instrument or certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like instrument or certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of the majority of the outstanding shares of the Preferred Stock. Any such waiver shall bind all future holders of shares of such Preferred Stock.

(j) Notices of Record Date and Proposed Liquidation Distribution. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right. In the event of a liquidation distribution pursuant to Section 2 hereof, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to the date of such distribution a notice (i) certifying as to (x) the anticipated aggregate proceeds available for distribution to holders of Preferred Stock and Common Stock, (y) the amount expected to be distributed pursuant to Section 2 in respect of each share of each outstanding series of Preferred Stock and each share of Common Stock, and (z) the amount expected to be distributed pursuant to Section 2 in respect of each share of each outstanding series of Preferred Stock if the holder of each such share of Preferred Stock converted such share of Preferred Stock into Common Stock immediately prior to the liquidation distribution; and (ii) stating that in connection with such liquidation distribution the holders of shares of each series of Preferred Stock may prior to such liquidation distribution convert their shares of such series of Preferred Stock into Common Stock at the applicable Conversion Rate for such series.

(k) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of the Preferred Stock shall be deemed given (i) upon personal delivery, (ii) upon delivery by nationally recognized courier, (iii) three business days after deposit in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the Corporation's books, or (iv) when accomplished by email or other established electronic means of communication with stockholders, addressed to the email address or other similar address provided by each such holder to the Corporation for purposes of communications to be sent from time to time by the Corporation to the stockholders.

(l) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m) Reissuance of Converted Shares. No shares of Preferred Stock which have been converted into Common Stock after the original issuance thereof shall ever again be reissued, and all such shares so converted shall upon such conversion cease to be a part of the authorized shares of the Corporation.

5. Voting.

(a) Restricted Class and Series Voting. Except as otherwise expressly provided herein or as required by law, (i) holders of Preferred Stock and holders of Common Stock shall vote together as one class and not as separate classes, and (ii) there shall be no series voting.

(b) Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(c) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. Amendments and Changes. As long as One Million (1,000,000) shares of Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of not less than a majority of the outstanding shares of Preferred Stock, voting as a single class, amend any provision of the Certificate of Incorporation of the Corporation to oblige the Corporation to repurchase or redeem any capital stock of the Corporation in excess of $5,000,000.

7. Notices. Any notice required by the provisions of this Article IV to be given to the holders of Preferred Stock shall be deemed given (i) upon personal delivery, (ii) upon delivery by nationally recognized courier, (iii) three business days after deposit in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the Corporation's books, or (iv) when accomplished by email or other established electronic means of communication with stockholders, addressed to the email address or other similar address provided by each such holder to the Corporation for purposes of communications to be sent from time to time by the Corporation to the stockholders.

ARTICLE V

1. Limitation of Directors' Liability. The personal liability of directors of this Corporation to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permissible under Delaware law.

2. Indemnification of Corporate Agents. This Corporation is authorized to indemnify, and advance expenses to, its directors, officers, agents, and other persons to which the General Corporation Law of Delaware permits a corporation to provide indemnification, to the fullest extent permissible under Delaware law.

3. Repeal or Modification. Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right of indemnification or limitation of liability of an agent of this Corporation relating to acts or omissions occurring prior to such repeal or modification.

4. Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of this Corporation is expressly authorized to adopt, amend or repeal the Bylaws of this Corporation.

5. Election of Directors. The election of directors need not be by written ballot unless the Bylaws of this Corporation shall so provide.